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SEC 2560 (10-03)	

This Form CB contains 37 pages, including all exhibits.

05050010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. ______)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[X]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Highbury House Communications Plc
(Name of Subject Company)

Not applicable
(Translation of Subject Company's Name into English (if applicable))

England and Wales
(Jurisdiction of Subject Company's Incorporation or Organization)

Mark Millar
(Name of Person(s) Furnishing Form)

Ordinary shares
(Title of Class of Subject Securities)

ISIN GB0004113121
(CUSIP Number of Class of Securities (if applicable))

Hafeez Anjarwalla
Highbury House Communications Plc
The Publishing House
1-3 Highbury Station Road
Islington, London N1 1SE
United Kingdom
Telephone: 011-44-20 7608 6600 Fax: 011-44-20 7608 6605

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Offer Announced on February 14, 2005
(Date Tender Offer/Rights Offering Commenced)

*** An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.**

SEC 2560 (10-03) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) Joint press release of Future plc and Highbury House Communications plc dated February 14, 2005.

(b) Not applicable.

Item 2. Informational Legends

Included in document attached hereto as Exhibit 1.0.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1) A written irrevocable consent on Form F-X is being filed by Future plc with the Securities and Exchange Commission, in conjunction with this Form CB.

(2) Not applicable.

EXHIBIT INDEX

Number	Description
1.0	Joint press release of Future plc and Highbury House Communications plc dated February 14, 2005.

EXHIBIT 1.0

14 February 2005

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO AUSTRALIA, CANADA OR JAPAN

Recommended Offer (the "Offer")

by

Morgan Stanley & Co. Limited ("Morgan Stanley") on behalf of

Future plc ("Future") (or by Future in the United States) for

Highbury House Communications plc ("Highbury")

Summary of the Offer

The Boards of Future and Highbury are pleased to announce that they have reached agreement on the terms of a recommended share offer (with a Partial Cash Alternative) to be made by Morgan Stanley, on behalf of Future (or by Future in the United States), to acquire the whole of the issued and to be issued ordinary share capital of Highbury.

- The Offer comprises 10 New Future Shares for every 83.25 Highbury Shares and so on in proportion for any number of Highbury shares held.

- Under the Partial Cash Alternative, each Highbury Shareholder who validly accepts the Offer, will be able to elect to receive 10.0 pence in cash for each Highbury Share, instead of some or all of the New Future Shares to which he would otherwise have become entitled, subject to the aggregate amount of cash payable under the Partial Cash Alternative being limited to £10 million. If such amount is insufficient to satisfy all elections for the Partial Cash Alternative, such elections will be scaled back pro rata to the applications.

- The New Future Shares will rank *pari passu* with existing Future Shares in all respects, including the right to receive all dividends declared, made or paid from the date the Offer becomes or is declared unconditional in all respects. It is expected that Future's interim dividend for the six months ending 31 March 2005 will be declared after the Offer becomes or is declared unconditional in all respects.

- The Offer values the issued share capital of Highbury at approximately £31.6 million and each Highbury Share at 10.0 pence (calculated using the Closing Price of a Future Share of 83.25 pence on 11 February 2005, being the last Dealing Day prior to this Announcement), representing a premium of:

- 35.5 per cent over the Closing Price of a Highbury Share of 7.38 pence on 25 January 2005, being the last Dealing Day prior to Highbury's announcement on 26 January 2005 that it had received an approach that might or might not lead to an offer for Highbury;

- 6.6 per cent over the Closing Price of a Highbury Share of 9.38 pence on 11 February 2005, being the last Dealing Day prior to this Announcement; and

- 20.0 per cent over the price of 8.33 pence per Highbury Share, being the average Closing Price of a Highbury Share over the last three months prior to 26 January 2005.

- At the Offer price, Highbury has an enterprise value of £96.5 million, including Highbury's current net debt of £64.9 million, which is being assumed by the Enlarged Group.

- The Future Directors believe that the Acquisition represents an attractive opportunity for Future to take a significant further step forward in its stated growth strategy within the special-interest consumer magazine sector and continues the diversification of Future's magazine portfolio.

- The Future Directors also believe that the Acquisition will bring significant strategic, commercial and financial benefits to Future, through revenue opportunities and cost saving initiatives from the Enlarged Group's increased scale and stronger platform.

- The Future Directors believe that the annualised operating cost savings that will result from combining the two businesses will amount to at least £4.5 million in the first full financial year of ownership of Highbury (the year to 30 September 2006). These savings will be realised through operational efficiencies such as securing enhanced supply terms (including paper, print and cover-mounts) throughout the Enlarged Group and the rationalisation of stock exchange listing and headquarters' costs and other overhead areas. The total costs of achieving these savings are expected to amount to up to £4.0 million, which are expected to be incurred in the current financial year. (see note 1)

- The Future Directors believe that other substantial benefits, at a cash cost to be determined, could include improved distribution arrangements and, separately, increased volume sales efficiency and rationalisation of the property portfolio, especially in central London (which may lead to an additional property provision).

- The Future Directors believe that the Acquisition will have an accretive effect on earnings per share in the first full year of ownership. (see note 2)

- Following the Offer becoming or being declared unconditional in all respects, Future will be the third-largest UK consumer magazine publisher, and will be the second-largest UK publisher of special-interest consumer magazines, as measured by retail sales value.

- Following the Offer becoming or being declared unconditional in all respects, Future intends to continue the process of divestment of certain Highbury business units, including the announced BCom disposal, in order to focus on the consumer magazine portfolio.

- The Future Directors also believe that the Acquisition would also benefit Highbury Shareholders by affording them an opportunity to share in the success of the Enlarged Group, including the benefit of synergies not otherwise available to Highbury as a stand-alone business.

- Irrevocable undertakings have been received from the Highbury Directors (and certain of their connected persons) to accept the Offer in respect of their entire holdings of 4,636,734 Highbury Shares, in aggregate, representing approximately 1.5 per cent of Highbury's issued share capital. These irrevocable undertakings to accept the Offer are binding, unless the Offer lapses or is withdrawn.

- The Highbury Directors, who have been so advised by Close Brothers, consider the terms of the Offer to be fair and reasonable and will unanimously recommend all Highbury Shareholders to accept the Offer.

- Due to its size, the Offer will be conditional, *inter alia*, on approval by Future Shareholders at an Extraordinary General Meeting. The Future Directors intend unanimously to recommend Future Shareholders to vote in favour of the Acquisition.

Commenting on the Offer, *Greg Ingham*, Chief Executive of Future, said:

"Highbury is a business that we know well and have followed for some time. We consider that it represents an opportunity to acquire a significant asset at a fair price. Whilst the business has faced some challenges in recent times, we are confident that we can integrate the titles and teams, and improve the financial performance and enhance shareholder value. Our respective businesses are complementary so there is a genuine opportunity to generate important synergies for the combined group."

Commenting on the Offer, *Mark Simpson*, Chief Executive Officer of Highbury, said:

"I am pleased to be recommending Future's offer. It represents fair value for our shareholders, as well as the opportunity to participate in the significant financial and commercial benefits of combining Highbury's and Future's businesses. Importantly, I am confident the Offer will also be welcomed by Highbury's other stakeholders. In particular, our employees should benefit from the enhanced career opportunities that a larger, more stable group can offer."

There will be a presentation for investors and analysts at 10.00 am today at UBS's offices: 1 Finsbury Avenue, London EC2M 2PP.

This summary should be read in conjunction with the full text of the attached Announcement. The Offer will be subject to the terms and conditions set out in Appendix I to the attached Announcement and to the further terms which will be set out in the Offer Document and the Form of Acceptance.

Note 1: The expected operating cost savings have been calculated on the basis of the existing cost and operating structures of the Future and Highbury and by reference to current prices and exchange rates and the current regulatory environment. The statement of estimated operating cost savings relates to future actions and circumstances which, by their nature, involve risks, uncertainties and other factors. Because of this, the cost savings referred to may not be achieved, or those achieved could be materially different from those estimated. This statement should not be interpreted to mean that the earnings per share in the financial year following the Acquisition, or in any subsequent period, would necessarily match or be greater than those for the relevant preceding financial period.

Note 2: This statement does not constitute a profit forecast nor should it be interpreted to mean that future earnings per share of Future following the Offer becoming or being declared unconditional in all respects will necessarily match or exceed historical earnings per share of Future.

General Enquiries:

Future plc
Greg Ingham, Chief Executive
John Bowman, Finance Director

Tel: 01225 442 244

Highbury House Communications plc
Mark Simpson, Chief Executive Officer
Owen Davies, Finance Director

Tel: 020 7608 6600

Morgan Stanley & Co. Limited
(Financial adviser to Future)
John Krumins, Managing Director
Tom Hill, Vice President

Tel: 020 7425 5000

Close Brothers
(Financial adviser to Highbury)
David Bezem, Director
Darren Redmayne, Assistant Director

Tel: 020 7655 3100

UBS Investment Bank
(Broker to Future)

Panmure Gordon, a division of Lazard & Co., Limited
(Broker to Highbury)

Adrian Haxby, Managing Director
Jonathan Evans, Director

Tel: 020 7568 1000

Richard Potts, Director
Marianne Woods, Director

Tel: 020 7187 2000

Hogarth Partnership
(Financial PR advisers to Future)
James Longfield
Georgina Briscoe

Tel: 020 7357 9477

College Hill
(Financial PR advisers to Highbury)
Adrian Duffield
Tom Baldock

Tel: 020 7457 2020

This Announcement does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any security, nor is it a solicitation of any vote or approval in any jurisdiction, nor will there be any sale, issuance or transfer of the securities referred to in this Announcement in any jurisdiction in contravention of applicable law.

Morgan Stanley & Co. Limited is acting for Future and no-one else in connection with the Offer, and will not be responsible to anyone other than Future for providing the protections afforded to its clients nor for providing advice in relation to the Offer.

UBS Investment Bank is acting for Future and no-one else in connection with the Offer, and will not be responsible to anyone other than Future for providing the protections afforded to its clients nor for providing advice in relation to the Offer.

Close Brothers, which is regulated by the Financial Services Authority, is acting for Highbury and no-one else in connection with the Offer and will not be responsible to anyone other than Highbury for providing the protections afforded to its customers nor for providing advice in relation to the Offer. In addition, Close Brothers has given and has not withdrawn its written consent to the issue of this Announcement with the inclusion of its letter and the reference to its name in the form and context in which it is included.

Panmure Gordon, a division of Lazard & Co., Limited is acting for Highbury and no-one else in connection with the Offer, and will not be responsible to anyone other than Highbury for providing the protections afforded to its clients nor for providing advice in relation to the Offer.

Deloitte & Touche LLP has given and has not withdrawn its written consent to the issue of this Announcement with the inclusion of its letter and the reference to its name in the form and context in which it is included.

Unless otherwise determined by Future and except to the extent permitted by applicable laws, the Offer will not be made, directly or indirectly, in or into Australia, Canada or Japan and the Offer will not be capable of acceptance from or within these jurisdictions. Accordingly, copies of this Announcement are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent, in whole or in part, in, into or from Australia, Canada or Japan and persons receiving this Announcement (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send it in, into or from Australia, Canada or Japan, if to do so would violate applicable laws in such jurisdiction.

The ability of Highbury Shareholders who are not resident in the United Kingdom to accept the Offer may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable requirements.

The New Future Shares have not been, and will not be, registered under the US Securities Act or under the securities laws of any state of the United States; have not been, and will not be, qualified for sale or resale under the securities laws of any province or territory of Canada; and no prospectus in relation to them has been, or will be, lodged with, or

registered by, the Australian Securities and Investments Commission or the Japanese Ministry of Finance. Accordingly, the New Future Shares are not being and will not be offered, sold, resold or delivered, directly or indirectly, in or into Australia, Canada or Japan or any other jurisdiction or to or for the account or benefit of any residents of Australia, Canada or Japan if to do so would constitute a violation of the laws of, or require registration thereof in, the relevant jurisdiction.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains statements about members of the Future Group and the Highbury Group that are or may be forward-looking statements. All statements other than statements of historical facts included in this document may be forward-looking statements. Any statements preceded or followed by or that include the words "targets", "plans", "believes", "expects", "aims", "intends", "will", "may", "anticipates" or similar expressions or the negative thereof are forward-looking statements. Forward-looking statements include statements relating to the following: (i) future capital expenditures, expenses, revenues, profits, economic performance, financial condition, dividend policy, losses and future prospects; (ii) business and management strategies and the expansion and growth of Future's or Highbury's operations; and (iii) the effects of government regulation on Future's or Highbury's businesses.

These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of any such person, or industry results, to be materially different from any results, performance, or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the present and future business strategies of such persons and the environment in which each will operate in the future. All subsequent oral or written forward-looking statements attributable to Future or Highbury, or any of their members or any persons acting on their behalf are expressly qualified in their entirety by the cautionary statement above. Except as required by law, neither Future nor any other party intends to update these forward-looking statements, even though the affairs of Future will change from time to time.

OFFER IN THE UNITED STATES

The Offer in the United States is being made solely by Future and neither Morgan Stanley nor any of its affiliates or related entities is making the Offer in the United States.

Notice to New Hampshire Residents: Neither the fact that a registration statement or an application for a license has been filed under this chapter with the State of New Hampshire nor the fact that a security is effectively registered or a person is licensed in the State of New Hampshire constitutes a finding by the New Hampshire Secretary of State that any document filed under Chapter 421-B of the New Hampshire Revised Statutes Annotated is true, complete and not misleading. Neither any such fact nor the fact that an exemption or exception is available for a security or a transaction means that the Secretary of State of New Hampshire has passed in any way upon the merits or qualifications of, or recommended or given approval to, any person, security, or transaction. It is unlawful to make, or cause to be made, to any prospective purchaser, customer, or client any representation inconsistent with the provisions of this paragraph.

Future is not aware of any jurisdiction in which the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid statute of any state of the United States. If Future becomes aware of any valid US state statute prohibiting the making of the Offer, it will make a good faith effort to comply with such US state statute or seek to have such statute declared inapplicable to the Offer. If, after such good faith effort, Future cannot comply with any

such state statute, the Offer will not be made to (and tenders will not be accepted from or on behalf of) holders in such state.

The Offer is being made for securities of a United Kingdom company and United States investors should be aware that this Announcement, the Offer Document, the Listing Particulars and any other disclosure documents relating to the Offer have been or will be prepared in accordance with the City Code (as applicable), the Listing Rules (as applicable) and United Kingdom disclosure requirements, format and style, all of which differ from those in the United States. Future's and Highbury's financial statements, and all financial information that is included in this Announcement or that may be included in the Offer Document or the Listing Particulars or any other disclosure documents relating to the Offer, have been or will be prepared in accordance with United Kingdom generally accepted accounting principles and thus may not be comparable to financial statements of United States companies.

Future is incorporated under the laws of England and Wales. All of the Future Directors are residents of countries other than the United States. As a result, it may not be possible for United States shareholders of Future to effect service of process within the United States upon Future or such Future Directors or to enforce against any of them judgements of the United States predicated upon the civil liability provisions of the federal securities laws of the United States. It may not be possible to sue Future or its officers or directors in a non-US court for violations of the US securities laws.

In accordance with normal UK market practice, Future or its nominees or brokers (acting as agents) may from time to time during the period in which the Offer remains open for acceptance make certain purchases of, or arrangements to purchase, Highbury Shares otherwise than under the Offer, such as in open market or privately negotiated purchases. Such purchases, or arrangements to purchase, will comply with all applicable UK rules, including the City Code, the Listing Rules and the rules of the London Stock Exchange.

Any person who, alone or acting together with any other person(s) pursuant to an agreement or any understanding (whether formal or informal) to acquire or control securities of Highbury, owns or controls, or becomes the owner or controller, directly or indirectly, of one per cent or more of the issued Highbury Shares is generally required under the provisions of Rule 8 of the City Code to notify a Regulatory Information Service and the Panel of every dealing in such securities during the Offer period. Please consult your financial adviser immediately if you believe this Rule may be applicable to you.

Recommended Offer

by

Morgan Stanley & Co. Limited on behalf of

Future plc (or by Future in the United States) for

Highbury House Communications plc

1. Introduction

The Boards of Future and Highbury are pleased to announce that they have reached agreement on the terms of a recommended share offer (with a Partial Cash Alternative) to be made by Morgan Stanley, on behalf of Future (or by Future in the United States), to acquire the whole of the issued and to be issued ordinary share capital of Highbury.

2. The Offer

The Offer, which will be subject, *inter alia*, to the approval of Future Shareholders, and to the terms and conditions set out in Appendix I to this Announcement and the further terms set out in the Offer Document and the Form of Acceptance, will be made by Morgan Stanley, on behalf of Future (or by Future in the United States), on the following basis:

10 New Future Shares **for every 83.25 Highbury Shares**

and so on in proportion for any number of Highbury Shares held, provided that fractions of New Future Shares will not be allotted to Highbury Shareholders who accept the Offer. Entitlements to New Future Shares will be rounded down to the nearest whole number of New Future Shares and fractional entitlements will be aggregated and sold in the market and the net proceeds retained for the benefit of the Enlarged Group.

The Offer will include a Partial Cash Alternative described in more detail below.

The Offer values the issued share capital of Highbury at approximately £31.6 million and each Highbury Share at 10.0 pence (calculated using the Closing Price of a Future Share of 83.25 pence on 11 February 2005, being the last Dealing Day prior to this Announcement), representing a premium of:

- 35.5 per cent over the Closing Price of a Highbury Share of 7.38 pence on 25 January 2005, being the last Dealing Day prior to Highbury's announcement on 26 January 2005 that it had received an approach that might or might not lead to an offer for Highbury;

- 6.6 per cent over the Closing Price of a Highbury Share of 9.38 pence on 11 February 2005, being the last Dealing Day prior to this Announcement; and

- 20.0 per cent over the price of 8.33 pence per Highbury Share, being the average Closing Price of a Highbury Share over the last three months prior to 26 January 2005.

At the Offer price, Highbury has an enterprise value of £96.5 million, including Highbury's current net debt of £64.9 million, which is being assumed by the Enlarged Group.

The New Future Shares will rank *pari passu* with existing Future Shares in all respects, including the right to receive all dividends declared, made or paid from the date of the Offer becoming or being declared unconditional in all respects. It is expected that Future's interim dividend for the six months ending 31 March 2005 will be declared after the Offer becomes or is declared unconditional in all respects.

The Offer will be conditional, *inter alia*, on the approval of the Acquisition by Future Shareholders. An Extraordinary General Meeting of Future will be convened in due course to approve, *inter alia*, the Acquisition, further details of which will be set out in the Circular to be sent to Future Shareholders.

Full acceptance of the Offer (on the basis set out in Appendix I to this Announcement) will result in the issue of up to approximately 38.0 million New Future Shares by Future, and in Highbury Shareholders holding approximately 10.5 per cent of the Enlarged Share Capital (assuming no elections for cash under the Partial Cash Alternative and no exercises of any of the options under the Highbury Share Option Schemes).

Details of the conditions and certain further terms of the Offer are set out below and in Appendix I to this Announcement. The full terms of the Offer will also be set out in the Offer Document and in the Form of Acceptance, including such further terms as may be required to comply with US federal securities laws.

3. Partial Cash Alternative

Under the Partial Cash Alternative, each Highbury Shareholder who validly accepts the Offer will be entitled to elect to receive (subject to the limitations set out below) 10.0 pence in cash for each Highbury Share, instead of some or all of the New Future Shares to which he would otherwise become entitled. The aggregate amount of cash payable pursuant to the Partial Cash Alternative will not exceed £10 million. Accordingly, the extent to which effect will be given to elections for the Partial Cash Alternative will depend upon the extent to which elections under the Partial Cash Alternative are not made by other Highbury Shareholders. If such cash amount is insufficient to satisfy all elections for the Partial Cash Alternative such elections will be scaled down as nearly as is practicable on a pro rata basis to the applications, with the balance of entitlements being satisfied in New Future Shares (subject to fractional entitlements being treated as above).

The Partial Cash Alternative will be made available until 3.00 p.m. on the First Closing Date and may not be available thereafter. The Partial Cash Alternative will be conditional upon the Offer becoming or being declared unconditional in all respects.

The cash payable under the Partial Cash Alternative will be funded from a new committed borrowing facility from Barclays Bank PLC.

4. Recommendation

The Highbury Directors, having been so advised by Close Brothers, consider the terms of the Offer to be fair and reasonable. In providing advice to the Highbury Board, Close Brothers has taken into account the commercial assessments of the Highbury Directors.

Accordingly, the Highbury Directors will unanimously recommend that Highbury Shareholders accept the Offer as they (and certain of their connected persons) have irrevocably undertaken to do in respect of

their entire holdings of Highbury Shares amounting to approximately 1.5 per cent of the issued share capital of Highbury.

5. Background to and reasons for the Offer

Future is a successful international publisher of special-interest consumer magazines.

Future's stated strategy has been to focus on organic growth and selective acquisition opportunities within the special-interest consumer magazines sector which it knows well, primarily in the UK and US. This strategic focus has enabled Future to increase group sales by 33 per cent and its adjusted annual operating profit by 136 per cent comparing the audited year ended 31 December 2001 and the unaudited pro forma twelve months to 30 September 2004.

As part of this strategy, Future has acquired and successfully integrated 14 titles over the two years to 30 September 2004. These acquisitions were funded from the Future Group's own net cash resources rather than debt. Since that date Future has purchased a further 15 titles. The Future Directors consider that the Future Group is well positioned for further acquisition-based growth.

The Acquisition of Highbury represents an attractive opportunity for the Future Group to take a significant further step forward within the special-interest consumer magazines sector. Following the Acquisition, Future intends to continue the process of divestment of certain Highbury business units, initiated by the management of Highbury, in order to focus on the consumer magazine portfolio.

Following the Acquisition, Future would become the second-largest publisher of special-interest consumer magazines in the UK and the third-largest UK consumer magazine publisher overall, in each case as measured by retail sales value. The Enlarged Group would have pro forma revenues (excluding approximately £24.5 million of revenues relating to BCom) for the year ended 31 December 2003 of £266.3 million and proforma adjusted operating profits (before projected annual cost savings of at least £4.5 million and excluding approximately £0.8 million of profits relating to BCom) for the year ended 31 December 2003 of £31.8 million. As at 31 December 2004, the Enlarged Group (excluding BCom) would have had approximately 2,000 employees and would have published over 170 consumer magazine titles (excluding Highbury Local titles).

The Future Directors believe that, as a result of combining the complementary magazine portfolios, Future will have increased scale and financial strength for stronger growth. The Future Directors believe that the Acquisition will be beneficial to shareholders, customers and employees.

Specifically, given the synergies expected to be created through the combination, shareholders in the Enlarged Group will benefit from the value intended to be created by:

- **Further diversification of Future's portfolio**

Future will have an increasingly diverse portfolio of special-interest consumer titles, lessening its dependence on any one sub-sector. In particular, the Future Directors estimate that the revenue contribution from games titles for Future, which was 46 per cent for the year ended 31 December 2003, would reduce to below 35 per cent for the Enlarged Group (excluding BCom); and from 33 per cent to below 25 per cent for the enlarged UK business.

- **Expansion through the addition of a complementary portfolio of assets**

The Future and Highbury portfolios are highly complementary and they generally operate in the same or adjacent sectors. Indeed many of the attractive special-interest titles now owned by Highbury have previously been considered as acquisition targets by Future.

In particular, the acquisition of Highbury would build on Future's existing offering in sectors such as cars, computer games, computing, digital photography, hobbies & pastimes, home entertainment and parenting and will open up new sectors adjacent to its current operations in areas such as gardening, home interests, men's lifestyle, motorbikes and puzzles.

Future envisages that Highbury's US assets will be integrated into Future's established US operations, which in 2003 accounted for 25 per cent of Future's turnover; and that Highbury's contract publishing business will be merged with Future Plus, its own existing contract publishing operation.

- **Increased operational and financial scale**

The acquisition of Highbury will deliver further momentum to Future's UK and US operations through increased scale, strengthening its position within the retail environment. It will provide further financial strength to drive both organic and subsequent acquisition-led growth.

- **Enhanced revenue opportunities**

Future will use its financial strength and proven experience together with the combined management skills in the Enlarged Group to drive the launch of new titles and brand extensions. The portfolio of the Enlarged Group will be broader and deeper. Revenue opportunities include:

  - greater launch activity with a number of Highbury's titles acting as important platforms;
  - further development of Highbury's export and licensing activities;
  - more bases for subsequent acquisitions; and
  - building on successful contract publishing skill-set.

- **Attractive cost savings**

The Future Directors believe that the annualised operating cost savings as a result of combining the two businesses will amount to at least £4.5 million in the first full financial year of ownership of Highbury (the year to 30 September 2006). These savings will be realised through operational efficiencies such as securing enhanced supply terms (including paper, print and cover-mounts) throughout the Enlarged Group and the rationalisation of stock exchange listing and headquarters' costs and other overhead areas. The total costs of achieving these savings are expected to amount in total to up to £4.0 million, which are expected to be incurred in the current financial year. (see note 3)

Other substantial benefits, at a cash cost to be determined, could include improved distribution arrangements and, separately, increased volume sales efficiency and rationalisation of the property portfolio, especially in central London (which may lead to an additional property provision).

- **More efficient balance sheet**

Following the Offer becoming or being declared unconditional in all respects and prior to the planned Highbury disposal of BCom, the Enlarged Group will assume Highbury's current net debt of £64.9 million. The Enlarged Group will therefore have pro forma borrowings of between £80 million and £90 million (assuming no elections under the Partial Cash Alternative and no exercises of any of the options under the Highbury Share Option Schemes and before receipt of the BCom and former Highbury head office disposal proceeds). This level of gearing is part of the Future Directors' plan for a more efficient capital structure. The Future Directors will continue to maintain a prudent overall approach to financing, whilst preserving flexibility to take advantage of further business opportunities in due course.

- **Earnings accretion**

The Future Directors believe that the Acquisition will have an accretive effect on earnings per share in the first full year of ownership. (This statement does not constitute a profit forecast nor should it be interpreted to mean that future earnings per share of Future following the Offer becoming or being declared unconditional in all respects will necessarily match or exceed historical earnings per share of Future).

- **Integration plan**

Future intends to blend Future's and Highbury's consumer businesses in the UK and also to integrate Highbury's smaller US business with Future's US business and to merge Highbury's contract publishing with Future Plus. Future also intends to rationalise the Enlarged Group's property portfolio, preferably establishing a single central London site.

In addition, Future will integrate the different elements of Highbury to provide enhanced management visibility, control and responsiveness. The Future Directors believe that the Enlarged Group will provide an increased range of career opportunities for employees.

The Future Directors believe that, if approved, this transaction will also benefit Highbury Shareholders by affording them an opportunity to share in the success of the Enlarged Group including the benefit of synergies not otherwise available to Highbury as a stand-alone business.

6. Inducement fee

As an inducement to Future to make the Offer, Highbury and Future have entered into an agreement under which Highbury has agreed to pay Future in cash a fee of approximately £0.3 million (inclusive of VAT), in the event that the Offer is withdrawn (whether before or after posting of the Offer Document) or lapses in accordance with its terms (other than solely as a consequence of (i) the non-fulfilment of the regulatory condition set out in paragraph (d) of Appendix I to the Announcement or (ii) in the event of a Higher Competing Offer (as defined below), the non-fulfilment of the condition set out in paragraph (c) of Appendix I to this Announcement) and prior to such withdrawal or lapse:

(i) any person or entity (other than Future or any person acting in concert with Future, as such term is defined in the Code) publicly announces an intention to make a Higher Competing Offer (as defined below) in accordance with Rule 2.5 of the Code, which has not been withdrawn prior to the withdrawal or lapse of the Offer and such Higher Competing Offer (as defined below) subsequently becomes or is declared unconditional in all respects;

(ii) the Highbury Directors (or any independent committee of the Highbury board of directors) withdraw or modify, in a manner adverse to Future, their recommendation to the Highbury Shareholders in respect of the Offer; or

(iii) Highbury (or any other member(s) of the Highbury Group) enters into an agreement to dispose of any of Highbury's (or the Highbury Group's) assets (other than an agreement to dispose of BCom and/or Highbury Local) having an aggregate value in excess of £6 million without the consent of Future.

For the purposes of this paragraph 6, a Higher Competing Offer means an offer or proposal (however effected, including by means of a scheme of arrangement) to acquire Highbury ordinary shares carrying more than 50 per cent of the voting rights normally exercisable at general meetings which is made or to be made by, or on behalf of, a person or entity other than Future or any person acting in concert with Future and which involves either a cash offer (or a cash alternative to a securities exchange offer) at a price in excess of 10.0 pence per Highbury Share or a securities exchange offer (without a cash alternative), involving either (a) the issue of securities of a class already admitted to trading on the London Stock Exchange (or on the Alternative Investment Market of the London Stock Exchange or admitted to trading on any other exchange) or (b) the issue of unlisted securities, the value of which offer or proposal, in either case, on the day of announcement exceeds 10.0 pence per Highbury Share.

7. Irrevocable undertakings to accept the Offer

Future has received irrevocable undertakings from the Highbury Directors (and certain of their connected persons) to accept the Offer in respect of their entire holdings of 4,636,734 Highbury Shares in aggregate representing approximately 1.5 per cent of Highbury's issued share capital. These irrevocable undertakings to accept the Offer are binding unless the Offer lapses or is withdrawn.

8. Financing of the Partial Cash Alternative

The cash payable under the Partial Cash Alternative will be funded from a new committed borrowing facility from Barclays Bank PLC.

9. Information on Future

Future was founded in the UK in 1985. Today, it publishes over 100 regular monthly special-interest consumer magazines worldwide with strong portfolios within the computing, computer games, music, sports and hobby sectors. It is the fifth largest consumer magazine publisher in the UK as measured by retail sales value. As at 11 February 2005, Future's market capitalisation was £270.9 million.

Future employs approximately 1,200 people in offices in the UK, US, France and Italy. Over 100 international editions of Future's magazines are also published under licence in 30 other countries across the world. Future is listed on the London Stock Exchange (symbol FUTR) and is headquartered in Bath.

In the UK, Future's magazines are published principally in Bath and London by a subsidiary, Future Publishing Limited. In the US, Future's magazines are published by Future Network USA, Inc.; in France by Future France S.A.S.; and in Italy by Future Media Italy S.p.A..

For the year ended 31 December 2003, Future reported audited turnover of £182.7 million and an audited profit before tax and goodwill amortisation of £22.7 million. As at 31 December 2003, Future had audited net assets of £111.9 million, including audited net cash of £13.4 million.

For the nine months ended 30 September 2004, Future reported audited turnover of £133.0 million and an audited profit before tax and goodwill of £13.3 million. As of 30 September 2004, Future had audited net assets of £107.7 million, including audited net cash of £9.8 million. For the twelve months to 30 September 2004, Future had unaudited sales of £190.4 million and an unaudited adjusted operating profit of £23.6 million.

10. Current trading for Future

To coincide with Future's Annual General Meeting on 26 January 2005, Future released a trading update in relation to its revenues and general trading for the three months ended 31 December 2004. The trading update indicated that trading was satisfactory.

11. Information on Highbury

Highbury is a publisher of over 200 consumer, business to business and contract magazines. It publishes 94 consumer titles primarily in the UK (from a number of offices, including London, Swanley, Manchester, Ely, Orpington and Bournemouth), and also has operations in South Africa, North America and Australia. It distributes titles throughout Europe, North America and Africa, and employs approximately 1,000 people in total.

In the year ended 31 December 2003, Highbury reported audited turnover of £108.1 million and an audited profit before tax, goodwill amortisation, impairment and exceptional items of £7.1 million. As at 31 December 2003, Highbury had audited net assets of £99.9 million including audited net debt of £61.9 million.

For the half year ended 30 June 2004, Highbury reported unaudited turnover of £55.5 million and an unaudited profit before tax, goodwill amortisation, impairment, exceptional items and refinancing fees of £2.3 million. As at 30 June 2004, Highbury had unaudited net assets of £74.0 million, including unaudited net debt of £59.3 million.

On 9 February 2005, Highbury announced that it had entered into a conditional agreement to dispose of BCom.

12. Current trading for Highbury

The text below is extracted from the pre-close trading statement made by Highbury on 31 January 2005:

"Financial Review

As was indicated in the statement on 21 December 2004, trading was softer than anticipated in Q3 and Q4 in parts of the Highbury Group's business. In December trading was patchy, primarily weaker in some parts of the UK Lifestyle division, but the Highbury Group enjoyed some pick-up in Highbury Entertainment, where copy sales were stronger than expected. Highbury Group revenues in 2004 were approximately £115m of which UK newsstand consumer businesses contributed nearly £70m.

• UK Consumer

Overall, in the UK Consumer divisions, revenue from newsstand magazines in Q4 was 3% lower compared to 2003, of which circulation revenue was 2% lower and advertising down 7%. On a like-for-like basis, taking into account titles closed in 2004, revenues were respectively lower by 2%, 1% and 5%.

Performance was disappointing in Highbury Lifestyle (which includes Front, Real Homes, Fast Car, Gardens Monthly) where both advertising and copy sales in the men's lifestyle and home interest titles were weaker than expected. Overall, Q4 revenues were 7% lower than 2003. Nonetheless, the Highbury Group's most profitable title, Fast Car, increased its share in a tough sector during this period.

Trading was more robust in Highbury Entertainment with Q4 revenues 3% higher than in 2003 due to a strong December most notably in videogames, home cinema, digital photography and PC. Profits in the former Paragon Publishing division, acquired in August 2003, were at a record monthly level in December despite softer advertising revenues in the run-up to Christmas. Revenues here were also 7% higher in Q4 than the previous year, of which videogames was 9% higher and computing 3% higher.

• Other UK

Highbury Business finished as expected in Q4 and cemented the recovery from 2003. Highbury Local weakened slightly in December due to soft property advertising but has maintained its margins. Highbury Direct (direct mail, newsletters and fulfilment) struggled, especially in December, and made a small loss at year-end.

• International

Trading in the overseas divisions of South Africa and USA was on target and revenues and operating profit for both finished the year ahead of 2003.

• Strategic and Operational Review

Good progress is being made with the disposal programme of non-core assets. The Highbury board believes that the sale of Highbury Business is moving into its final phase and still expects to complete this disposal by the end of Q1. Negotiations are progressing for the sale of Highbury Local and a recent approach to acquire Highbury's South African division is being carefully considered. The sale of the Highbury Group's former head office has advanced with exchange of contracts now having taken place. This disposal will realise approximately £2m after expenses.

As indicated last month, the Highbury Group has also sought to exit from its newsletters and direct marketing and fulfilment operations. The former is due to be sold shortly albeit for a nominal sum, whilst the latter is due to be closed down by the end of Q1 unless a buyer can be quickly found.

As a result of these management actions, and in light of the on-going disposals, the Highbury Group will incur exceptional restructuring costs, in addition to those highlighted in the Highbury Group's interim results and a significant further non cash write down of intangible assets. Furthermore, following management's review of the Highbury Group's balance sheet, significant exceptional charges will also be made at the year-end.

The Highbury Group hopes to complete shortly, and before the end of February, the renegotiation of new banking facilities to reflect the planned much changed structure of the business. These discussions are at an advanced stage and management are confident that these new terms will be satisfactorily concluded.

As a consequence of the reorganisation of the UK consumer operations in the past six months, a significant number of new appointments have been made to strengthen publishing management in both UK consumer divisions. These include a new editor and publisher for Front magazine (the latter being a newly created post to support this title's efforts in an increasingly competitive sector), as well as a number of senior appointments of highly experienced managers in Highbury Entertainment. Additionally, much of the Highbury Group's UK advertising sales structure has been overhauled with many new replacement staff joining. There is now more focus on cross-portfolio selling, incentivisation plans have been changed and sales management tightened. Circulation and publishing management teams have also been reorganised to make them more customer focused.

The Highbury Group has made progress in repositioning many of its key titles e.g. the imminent re-launch of all its UK home interest magazines, refocusing and increasing promotion efforts and enhancing the creative execution of editorial, design and packaging. Highbury's Management believes this will do much to improve product competitiveness.

• Outlook

The Highbury Board believes that the action taken so far to improve the operational capabilities of the Highbury Group, together with the anticipated results of the disposals referred to above, will put Highbury on a firmer footing from which to move forward."

The text below is extracted from the profit estimate made by Highbury on 11 February 2005:

"Having completed the work necessary for the profit estimate to be reported on, the board of Highbury confirms that its pre-tax profit for the year ended 31 December 2004 is expected to be approximately £3.8 million (before goodwill and intangible amortisation and impairment, exceptional items, refinancing charges and FRS4 debt issue cost amortisation).

As a result of actual and planned disposals and the closure of Wyvern and certain titles, together with [Highbury] management's review of the ongoing portfolio, the total intangible publishing rights and goodwill non-cash impairment charge for the year to 31 December 2004 is expected to be not more than £53 million. Of this figure, £26 million relates to the second half of the year and of this £22 million is attributable to the businesses identified for sale or closure.

As expected, and as foreshadowed in the Highbury trading update on 31 January, further exceptional restructuring costs and significant exceptional charges have been made at the year-ended 31 December 2004. These are expected to be approximately £4.8 million, comprising approximately £1.9 million of restructuring and legal costs (being £1.4 million of redundancy costs and £0.5 million of legal charges) and approximately £2.9 million of non-cash balance sheet write-downs. The cash cost of the restructuring and legal charges was substantially incurred in 2004. In addition, there are approximately £0.9 million exceptional refinancing costs, other refinancing charges of £0.6 million and £0.3 million amortisation of FRS4 debt issue costs charged to interest."

The above statements regarding financial performance for the twelve months ended 31 December 2004 and the year to that date (the "Profit Estimate") constitute a profit estimate within the definitions set out in the City Code. Accordingly, the following statements are required.

The Profit Estimate has been prepared on the basis of the accounting policies normally adopted by Highbury and takes into account the results shown by unaudited interim accounts for the six months ended 30 June 2004, and the results shown by unaudited management accounts for the six months ended 31 December 2004.

Letter from Deloitte & Touche LLP:

"The Directors
Highbury House Communications plc
Jordan House
47 Brunswick Place

London
N1 6EB

The Directors
Close Brothers Corporate Finance Limited
10 Crown Place
London
EC2A 4FT

14 February 2005

Dear Sirs

Highbury House Communications plc (the "Company")

We have reviewed the accounting policies and calculations used in preparing the profit estimate for the Company and its subsidiaries (the "Group") for the year ended 31 December 2004, for which the Directors of the Company are solely responsible, as set out in the announcement by Future plc of a firm intention to acquire the Company (the "14 February Announcement"). The profit estimate takes account of the results shown by unaudited interim accounts for the six months ended 30 June 2004, and the results shown by unaudited management accounts of the Group for the six months ended 31 December 2004.

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States or other jurisdictions and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

In our opinion, the profit estimate, so far as the accounting policies and calculations are concerned, has been properly compiled on the basis stated by the Directors of the Company in the 14 February Announcement and the basis of accounting is consistent with the accounting policies of the Group.

The work we have carried out on the profit estimate is solely for the purpose of reporting to the Directors of the Company, and hence to the existing shareholders of the Company, and to the Directors of Close Brothers Corporate Finance Limited. As a result, we assume no responsibility to any offeror or any other person other than the Directors of the Company, and hence to the existing shareholders of the Company, and to the Directors of Close Brothers Corporate Finance Limited in respect of or arising out of or in connection with our work on the profit estimate.

Yours faithfully

Deloitte & Touche LLP
Chartered Accountants"

Letter from Close Brothers:

"The Directors
Highbury House Communications plc
Jordan House
47 Brunswick Place
London
N1 6EB

14 February 2005

Dear Sirs

We refer to the statements regarding financial performance for the year ended 31 December 2004 of Highbury House Communication plc (the "Profit Estimate") set out in a press announcement of today's date.

We have considered the letter of today's date addressed to you and Close Brothers Corporate Finance Limited from Deloitte & Touche LLP regarding the accounting policies adopted and calculations made in arriving at the Profit Estimate.

On the basis of our discussions with you and having regard to the letter from Deloitte & Touche LLP, we consider that the Profit Estimate, for which you as Directors of Highbury House Communications plc are solely responsible, has been made after due and careful consideration.

Yours faithfully

Close Brothers Corporate Finance Limited"

13. Management and employees

Future has confirmed that the existing employment rights, including pension rights, of all employees of Highbury will be fully safeguarded.

It is intended that Mark Simpson, Highbury's Chief Executive Officer, and Owen Davies, its Finance Director, will be retained on a consultancy basis to assist with the integration of Highbury and the various existing disposal projects. It is intended that the other Highbury Directors will stand down from the board of Highbury once the Offer becomes or is declared unconditional in all respects.

14. Disclosure of interests in Highbury

Save as disclosed in paragraph 7, neither Future nor, so far as Future is aware, any person deemed to be acting in concert with Future owns or controls any Highbury Shares or has any options to acquire Highbury Shares, nor does any such person have any arrangements in relation to Highbury Shares or any securities convertible into or exchangeable into Highbury Shares or options (including traded options) in respect of, or derivatives referenced to, any such shares. For these purposes, "arrangement" includes any indemnity or option arrangement, any agreement or understanding, formal or informal, of whatever nature, relating to Highbury Shares which may be an inducement to deal or refrain from dealing in such shares. In the interests of confidentiality prior to this Announcement, Future has not made any enquiries in this respect of certain parties who may be presumed by the Panel to be acting in concert with Future for the purposes of the Offer.

15. Further details of the Offer

The Highbury Shares will be acquired by Future fully paid and free from all liens, charges, equitable interests, encumbrances and any other third party rights of any nature whatsoever and together with all rights now or hereafter attaching to them, including the right to receive in full and retain all dividends and other distributions (if any) subsequently declared, made or paid.

The New Future Shares to be issued pursuant to the Offer will be issued credited as fully paid and free from all liens, equities and encumbrances. The New Future Shares will rank *pari passu* in all respects with the existing Future Shares, including the right to receive all future dividends and other distributions declared, made or paid by Future following the date on which the Offer becomes or is declared unconditional in all respects. Fractions of New Future Shares will not be allotted to Highbury Shareholders who accept the Offer (including holders who are deemed to accept the Offer) but will be aggregated and sold in the market and the net proceeds retained for the benefit of the Enlarged Group.

The Offer will be subject to the conditions and terms of the Offer set out in Appendix I, and the further terms that will be set out in the Offer Document and in the Form of Acceptance and such further terms as may be required to comply with US federal securities laws.

The Offer will lapse if it is referred to the Competition Commission before the First Closing Date or the date on which the Offer becomes or is declared unconditional as to acceptances, whichever is the later.

The Offer will also be conditional, *inter alia*, on Future Shareholders approving the Acquisition. An Extraordinary General Meeting of Future will be convened in due course to consider the appropriate resolutions, further details of which will be set out in the Circular to be sent to Future Shareholders. The Future Directors intend to recommend Future Shareholders to vote in favour of such resolutions as they intend to do in respect of their entire beneficial holdings of, in aggregate, 5,385,980 Future Shares (representing approximately 1.7 per cent of Future's existing issued share capital).

An application for clearance will be made to the Inland Revenue under section 138 of the Taxation of Chargeable Gains Act 1992 to seek clearance that the Offer will meet the commercial requirement necessary to qualify as a share for share exchange. This is relevant to a Highbury Shareholder (if any) who, alone or together with persons connected to him, holds more than 5 per cent of Highbury Shares. The Offer is not conditional on such clearance being obtained.

16. Listing of and dealings in New Future Shares

Application will be made to the UKLA for the New Future Shares to be admitted to the Official List of the UK Listing Authority and an application will also be made to the London Stock Exchange for the New Future Shares to be admitted to trading on the London Stock Exchange's markets for listed securities. Dealings in the New Future Shares are expected to commence on the first Dealing Day following the date on which the Offer becomes or is declared unconditional in all respects (save for the condition relating to Admission).

17. Compulsory acquisition and cancellation of listing and trading

If Future receives acceptances under the Offer in respect of, and/or otherwise acquires, 90 per cent or more of the Highbury Shares to which the Offer relates and the Offer becomes unconditional in all respects, Future intends to exercise its rights pursuant to the provisions of sections 428 to 430F (inclusive) of the Act to acquire compulsorily Highbury Shares in respect of which acceptances have not then been received.

It is intended that, following the Offer becoming or being declared unconditional in all respects and subject to any applicable requirements of the UK Listing Authority, Future will procure that Highbury applies to the UK Listing Authority for the listing of the Highbury Shares on the Official List to be cancelled and to the London Stock Exchange for the admission to trading of the Highbury Shares to be cancelled. It is anticipated that such cancellations will take effect no earlier than 20 business days after the Offer becomes or is declared unconditional in all respects. Delisting would significantly reduce the liquidity and marketability of any Highbury Shares in respect of which acceptances of the Offer have not been submitted.

Following the Offer becoming or being declared unconditional in all respects, it is also the intention of Future to propose a resolution to re-register Highbury as a private company.

18. Highbury Share Option Schemes

The Offer will extend to any Highbury Shares issued or unconditionally allotted and fully paid (or credited as fully paid) whilst the Offer remains open for acceptance (or before such earlier date as, subject to the Code, Future may decide). Appropriate proposals will be made to holders of options under the Highbury Share Option Schemes in due course.

19. Overseas Shareholders

The availability of the Offer to Highbury Shareholders who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable requirements. Further details in relation to Overseas Shareholders will be contained in the Offer Document.

Unless otherwise determined by Future and except to the extent permitted by applicable laws, the Offer will not be made, directly or indirectly, in or into Australia, Canada or Japan and the Offer will not be capable of acceptance from or within these jurisdictions. Accordingly, copies of this Announcement are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent, in whole or in part, in, into or from Australia, Canada or Japan, and persons receiving this Announcement (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send it in, into or from Australia, Canada or Japan, if to do so would violate applicable laws in such jurisdiction.

The New Future Shares have not been and will not be registered under the US Securities Act or under the securities laws of any state of the United States; have not been and will not be qualified for sale or resale under the securities laws of any province or territory of Canada; and no prospectus has been, or will be, lodged with, or registered by, the Australian Securities and Investments Commission or the Japanese Ministry of Finance. Accordingly, the New Future Shares are not being and will not be offered, sold, resold or delivered, directly or indirectly, in or into Australia, Canada or Japan or any other jurisdiction or to or for the account or benefit of any residents of Australia, Canada or Japan if to do so would constitute a violation of the laws of, or require registration thereof in, the relevant jurisdiction.

20. Future issued share capital

In accordance with Rule 2.10 of the City Code, Future confirms that it has 325,375,703 ordinary shares in issue. The International Securities Identification Number for Future Shares is GB0007239980.

21. General

The Offer Document, Listing Particulars and the Form of Acceptance will be posted to Highbury Shareholders and, for information only, to holders of Highbury Share Options as soon as reasonably practicable and in any event within 28 days of this Announcement.

The Circular and (for information only) Listing Particulars will be posted to Future Shareholders as soon as practicable.

22. Appendices

(a) Appendix I to this Announcement contains the conditions and a summary of certain further terms of the Offer.

(b) Appendix II to this Announcement contains further details of the bases and sources of the financial and other information set out in this Announcement.

(c) Appendix III to this Announcement contains definitions of certain expressions used in this Announcement.

Note 3: The expected operating cost savings have been calculated on the basis of the existing cost and operating structures of the companies and by reference to current prices and exchange rates and the current regulatory environment. The statement of estimated operating cost savings relates to future actions and circumstances which, by their nature, involve risks, uncertainties and other factors. Because of this, the cost savings referred to may not be achieved, or those achieved could be materially different from those estimated. This statement should not be interpreted to mean that the earnings per share in the financial year following the Acquisition, or in any subsequent period, would necessarily match or be greater than those for the relevant proceeding financial period.

Enquiries:

Future plc
Greg Ingham, Chief Executive
John Bowman, Finance Director

Tel: 01225 442 244

Highbury House Communications plc
Mark Simpson, Chief Executive Officer
Owen Davies, Finance Director

Tel: 020 7608 6600

Morgan Stanley & Co. Limited
(Financial adviser to Future)
John Krumins, Managing Director
Tom Hill, Vice President

Tel: 020 7425 5000

Close Brothers
(Financial adviser to Highbury)
David Bezem, Director
Darren Redmayne, Assistant Director

Tel: 020 7655 3100

UBS Investment Bank
(Broker to Future)
Adrian Haxby, Managing Director
Jonathan Evans, Director

Tel: 020 7568 1000

Panmure Gordon, a division of Lazard & Co., Limited
(Broker to Highbury)
Richard Potts, Director
Marianne Woods, Director

Tel: 020 7187 2000

Hogarth Partnership
(Financial PR advisers to Future)
James Longfield
Georgina Briscoe

Tel: 020 7357 9477

College Hill
(Financial PR advisers to Highbury)
Tom Baldock
Adrian Duffield

Tel: 020 7457 2020

This Announcement does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any security, nor is it a solicitation of any vote or approval in any jurisdiction, nor will there be any sale, issuance or transfer of the securities referred to in this Announcement in any jurisdiction in contravention of applicable law.

Morgan Stanley & Co. Limited is acting for Future and no-one else in connection with the Offer, and will not be responsible to anyone other than Future for providing the protections afforded to its clients nor for providing advice in relation to the Offer.

UBS Investment Bank is acting for Future and no-one else in connection with the Offer, and will not be responsible to anyone other than Future for providing the protections afforded to its clients nor for providing advice in relation to the Offer.

Close Brothers, which is regulated by the Financial Services Authority, is acting for Highbury and no-one else in connection with the Offer and will not be responsible to anyone other than Highbury for providing the protections afforded to its clients nor for providing advice in relation to the Offer. In addition, Close Brothers has given and has not withdrawn its written consent to the issue of this Announcement with the inclusion of its letter and the reference to its name in the form and context in which it is included.

Panmure Gordon, a division of Lazard & Co., Limited is acting for Highbury and no-one else in connection with the Offer, and will not be responsible to anyone other than Highbury for providing the protections afforded to its clients nor for providing advice in relation to the Offer.

Deloitte & Touche LLP has given and has not withdrawn its written consent to the issue of this Announcement with the inclusion of its letter and the reference to its name in the form and context in which it is included.

Unless otherwise determined by Future and except to the extent permitted by applicable laws, the Offer will not be made, directly or indirectly, in or into Australia, Canada or Japan and the Offer will not be capable of acceptance

from or within these jurisdictions. Accordingly, copies of this Announcement are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent, in whole or in part, in, into or from Australia, Canada or Japan and persons receiving this Announcement (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send it in, into or from Australia, Canada or Japan, if to do so would violate applicable laws in such jurisdiction.

The ability of Highbury Shareholders who are not resident in the United Kingdom to accept the Offer may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable requirements.

The New Future Shares have not been, and will not be, registered under the US Securities Act or under the securities laws of any state of the United States; have not been, and will not be, qualified for sale or resale under the securities laws of any province or territory of Canada; and no prospectus in relation to them has been, or will be, lodged with, or registered by, the Australian Securities and Investments Commission or the Japanese Ministry of Finance. Accordingly, the New Future Shares are not being and will not be offered, sold, resold or delivered, directly or indirectly, in or into Australia, Canada or Japan or any other jurisdiction or to or for the account or benefit of any residents of Australia, Canada or Japan if to do so would constitute a violation of the laws of, or require registration thereof in, the relevant jurisdiction.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains statements about members of the Future Group and the Highbury Group that are or may be forward-looking statements. All statements other than statements of historical facts included in this document may be forward-looking statements. Any statements preceded or followed by or that include the words "targets", "plans", "believes", "expects", "aims", "intends", "will", "may", "anticipates" or similar expressions or the negative thereof are forward-looking statements. Forward-looking statements include statements relating to the following: (i) future capital expenditures, expenses, revenues, profits, economic performance, financial condition, dividend policy, losses and future prospects; (ii) business and management strategies and the expansion and growth of Future's or Highbury's operations; and (iii) the effects of government regulation on Future's or Highbury's businesses.

These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of any such person, or industry results, to be materially different from any results, performance, or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the present and future business strategies of such persons and the environment in which each will operate in the future. All subsequent oral or written forward-looking statements attributable to Future or Highbury, or any of their members or any persons acting on their behalf are expressly qualified in their entirety by the cautionary statement above. Except as required by law, neither Future nor any other party intends to update these forward-looking statements, even though the affairs of Future will change from time to time.

OFFER IN THE UNITED STATES

The Offer in the United States is being made solely by Future and neither Morgan Stanley nor any of its affiliates or related entities is making the Offer in the United States.

Notice to New Hampshire Residents: Neither the fact that a registration statement or an application for a license has been filed under this chapter with the State of New Hampshire nor the fact that a security is effectively registered or a person is licensed in the State of New Hampshire constitutes a finding by the New Hampshire Secretary of State that any document filed under Chapter 421-B of the New Hampshire Revised Statutes Annotated is true, complete and not misleading. Neither any such fact nor the fact that an exemption or exception is

available for a security or a transaction means that the Secretary of State of New Hampshire has passed in any way upon the merits or qualifications of, or recommended or given approval to, any person, security, or transaction. It is unlawful to make, or cause to be made, to any prospective purchaser, customer, or client any representation inconsistent with the provisions of this paragraph.

Future is not aware of any jurisdiction in which the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid statute of any state of the United States. If Future becomes aware of any valid US state statute prohibiting the making of the Offer, it will make a good faith effort to comply with such US state statute or seek to have such statute declared inapplicable to the Offer. If, after such good faith effort, Future cannot comply with any such state statute, the Offer will not be made to (and tenders will not be accepted from or on behalf of) holders in such state.

The Offer is being made for securities of a United Kingdom company and United States investors should be aware that this Announcement, the Offer Document, the Listing Particulars and any other disclosure documents relating to the Offer have been or will be prepared in accordance with the City Code and United Kingdom disclosure requirements, format and style, all of which differ from those in the United States. Future's and Highbury's financial statements, and all financial information that is included in this Announcement or that may be included in the Offer Document or the Listing Particulars or any other disclosure documents relating to the Offer have been or will be prepared in accordance with United Kingdom generally accepted accounting principles and thus may not be comparable to financial statements of United States companies.

Future is incorporated under the laws of England and Wales. All of the Future Directors are residents of countries other than the United States. As a result, it may not be possible for United States shareholders of Future to effect service of process within the United States upon Future or such Future Directors or to enforce against any of them judgements of the United States predicated upon the civil liability provisions of the federal securities laws of the United States. It may not be possible to sue Future or its officers or directors in a non-US court for violations of the US securities laws.

In accordance with normal UK market practice, Future or its nominees or brokers (acting as agents) may from time to time during the period in which the Offer remains open for acceptance make certain purchases of, or arrangements to purchase, Highbury Shares otherwise than under the Offer, such as in open market or privately negotiated purchases. Such purchases, or arrangements to purchase, will comply with all applicable UK rules, including the City Code, the rules of the UKLA and the rules of the London Stock Exchange.

Any person who, alone or acting together with any other person(s) pursuant to an agreement or any understanding (whether formal or informal) to acquire or control securities of Highbury, owns or controls, or becomes the owner or controller, directly or indirectly, of one per cent or more of the issued Highbury Shares is generally required under the provisions of Rule 8 of the City Code to notify a Regulatory Information Service and the Panel of every dealing in such securities during the Offer period. Please consult your financial adviser immediately if you believe this Rule may be applicable to you.

APPENDIX I

CONDITIONS AND CERTAIN FURTHER TERMS OF THE OFFER

PART 1

CONDITIONS OF THE OFFER

The Offer will be subject to the following conditions:

(a) valid acceptances being received (and not, where permitted, withdrawn) by 3.00 p.m. on the First Closing Date or such later time(s) and/or date(s) as Future may, subject to the Code, decide in respect of not less than 90 per cent in nominal value (or such lesser percentage as Future may decide) of the Highbury Shares to which the Offer relates, provided that this condition will not be satisfied unless Future and its wholly-owned subsidiaries shall have acquired, or agreed to acquire, pursuant to the Offer or otherwise, Highbury Shares carrying more than 50 per cent of the voting rights normally exercisable at a general meeting of Highbury, including for this purpose (to the extent, if any, required by the Panel) any such voting rights attaching to any Highbury Shares that are unconditionally allotted or issued before the Offer becomes or is declared unconditional as to acceptances whether pursuant to the exercise of any outstanding subscription or conversion rights or otherwise and for the purposes of this condition:

    (i) shares which have been unconditionally allotted but not issued shall be deemed to carry the voting rights they will carry on issue; and

    (ii) the expression **Highbury Shares to which the Offer relates** shall be construed in accordance with sections 428 to 430F of the Companies Act 1985;

(b) (i) the admission to the Official List of the New Future Shares becoming effective in accordance with the Listing Rules or (if Future so determines and subject to the consent of the Panel) the UK Listing Authority having agreed to admit such shares to the Official List; and

    (ii) the admission to trading of the New Future Shares becoming effective in accordance with the rules of the London Stock Exchange or (if Future so determines and subject to the consent of the Panel) the London Stock Exchange having agreed to admit such shares to trading;

(c) the passing at an extraordinary general meeting of Future (or any adjournment thereof) of such resolution(s) as may be required to approve and implement the Offer, the acquisition of any Highbury Shares pursuant to the Offer or otherwise and the allotment of New Future Shares pursuant to the Offer;

(d) it being established, in terms satisfactory to Future, that the proposed acquisition of Highbury by Future or any matter arising from that acquisition will not be referred to the Competition Commission, provided that, if a request to the European Commission is made by the competent authorities of one or more Member States under Article 22(3) of Council Regulation (EEC) 4064/89 (as amended by Council Regulation (EC) 1310/97) (the **Regulation**) and is accepted by the European Commission, then this paragraph (d) shall be deemed to be satisfied if:

    (i) it is established, in terms satisfactory to Future, that it is not the intention of the European Commission to initiate proceedings under Article 6(1)(c) of the Regulation; and

    (ii) to the extent that one or more Member States retains jurisdiction over any aspect of the proposed acquisition of Highbury by Future, it is established, in terms satisfactory to Future, that the proposed acquisition of Highbury by Future will be allowed to proceed in the Member State or Member States concerned (and for these purposes the grant of a derogation permitting the Offer to become unconditional

in all respects prior to the granting of substantive approval shall not be regarded as the grant of substantive approval);

(e) no government or governmental, quasi-governmental, supranational, statutory or regulatory body or association, institution or agency (including any trade agency) or any court or other body (including any professional or environmental body) or person in any jurisdiction (each a **Relevant Authority**) having decided to take, instituted or threatened any action, proceeding, suit, investigation, enquiry or reference or enacted, made or proposed and there not continuing to be outstanding any statute, regulation, order or decision that would or might reasonably be expected to:

(i) make the Offer or the acquisition or the proposed acquisition of any shares in, or control of, Highbury by any member of the Wider Future Group void, unenforceable or illegal or directly or indirectly prohibit or otherwise restrict, delay or materially interfere with the implementation of, or impose additional material conditions or obligations with respect to, or otherwise challenge, the Offer or the acquisition of any shares in, or control of, Highbury by any member of the Wider Future Group;

(ii) require, prevent or delay the divestiture (or alter the terms of any proposed divestiture) by the Wider Future Group or the Wider Highbury Group of all or any part of their respective businesses, assets or properties or impose any limitation on their ability to conduct all or any part of their respective businesses and to own any of their respective assets or properties, in each case to an extent which is material in the context of the Wider Future Group taken as a whole or, as the case may be, the Wider Highbury Group taken as a whole;

(iii) impose any material limitation on, or result in any material delay in, the ability of any member of the Wider Future Group to acquire or hold or to exercise effectively, directly or indirectly, all or any rights of ownership of shares or other securities (or the equivalent) in, or to exercise management control over, any member of the Wider Highbury Group or on the ability of any member of the Wider Highbury Group to hold or exercise effectively, directly or indirectly, all or any rights of ownership of shares or other securities (or the equivalent) in, or to exercise management control over, any other member of the Wider Highbury Group;

(iv) require any member of the Wider Future Group or of the Wider Highbury Group to acquire or offer to acquire any shares or other securities (or the equivalent) in any member of the Wider Highbury Group or any member of the Wider Future Group owned by any third party where such acquisition would be material in the context of the Wider Future Group taken as a whole or, as the case may be, the Wider Highbury Group taken as a whole;

(v) impose any limitation on the ability of any member of the Wider Future Group or the Wider Highbury Group to integrate or co-ordinate its business, or any part of it, with the businesses or any part of the businesses of any other member of the Wider Future Group and/or the Wider Highbury Group to an extent which is materially adverse to the Wider Future Group taken as a whole or, as the case may be, the Wider Highbury Group taken as a whole; or

(vi) otherwise adversely affect the business, assets, financial or trading position or profits or prospects of any member of the Wider Future Group or of the Wider Highbury Group, in any such case to an extent which is material in the context of the Wider Future Group taken as a whole or, as the case may be, the Wider Highbury Group taken as a whole,

and all applicable waiting and other time periods during which any such Relevant Authority could decide to take, institute or threaten any such action, proceeding, suit, investigation, enquiry or reference having expired, lapsed or been terminated;

(f) all necessary filings having been made and all appropriate waiting periods (including any extensions thereof) under any applicable legislation or regulation of any jurisdiction having expired, lapsed or been terminated in each case in respect of the Offer and the acquisition of any shares in, or control of, Highbury by Future and all

authorisations, orders, grants, recognitions, confirmations, licences, consents, clearances, permissions and approvals (**authorisations**) necessary or appropriate in any jurisdiction for or in respect of the Offer and the proposed acquisition of any shares in, or control of, Highbury by Future being obtained in terms and in a form reasonably satisfactory to Future from appropriate Relevant Authorities or from any persons or bodies with whom any member of the Wider Future Group or the Wider Highbury Group has entered into contractual arrangements and such authorisations the absence of which would have a material adverse effect on the Wider Highbury Group together with all authorisations necessary for any member of the Wider Highbury Group to carry on its business remaining in full force and effect and no intimation of any intention to revoke or not to renew any of the same having been made and all necessary statutory or regulatory obligations in any jurisdiction having been complied with;

(g) except as disclosed in the Annual Report or in the interim financial statements of Highbury for the six months ended 30 June 2004 or as fairly disclosed to Future or its advisers by or on behalf of Highbury in connection with the Offer before the date of this Announcement or as otherwise publicly announced to a Regulatory Information Service by or on behalf of Highbury before the date of this Announcement, there being no provision of any agreement, arrangement, licence or other instrument to which any member of the Wider Highbury Group is a party or by or to which any such member or any of its assets is or may be bound, entitled or subject which, in each case as a result of the making or implementation of the Offer or the acquisition or proposed acquisition by any member of the Wider Future Group of any shares in, or change in the control or management of, Highbury or otherwise, would or might reasonably be expected to result in (in each case to an extent which is or would be material in the context of the Wider Highbury Group taken as a whole):

(i) any moneys borrowed by or any other indebtedness (actual or contingent) of any such member of the Wider Highbury Group becoming repayable or capable of being declared repayable immediately or earlier than the stated repayment date or the ability of such member to borrow monies or incur any indebtedness being withdrawn or inhibited;

(ii) the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any such member of the Wider Highbury Group or any such security interest (whenever arising or having arisen) becoming enforceable;

(iii) any assets or interest of any such member of the Wider Highbury Group being or falling to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged, other than in the ordinary course of trading;

(iv) the interest or business of any such member of the Wider Highbury Group in or with any other person, firm or company (or any agreements or arrangements relating to such interest or business) being terminated or adversely affected;

(v) any such member of the Wider Highbury Group ceasing to be able to carry on business under any name under which it presently does so;

(vi) the value of any such member of the Wider Highbury Group or its financial or trading position being prejudiced or adversely affected;

(vii) any such agreement, arrangement, licence or other instrument being terminated or adversely modified or any onerous obligation arising or any adverse action being taken or arising thereunder; or

(viii) the creation of any liabilities (actual or contingent) by any such member,

and no event having occurred which, under any provision of any agreement, arrangement, licence or other instrument to which any member of the Wider Highbury Group is a party or by or to which any such member or any of its assets may be bound or be subject, could result in any events or circumstances as are referred to in subparagraphs (i) to (viii) of this paragraph (g);

(h) except as disclosed in the Annual Report or the interim financial statements of Highbury for the six months ended 30 June 2004 or as fairly disclosed to Future or its advisers by or on behalf of Highbury in connection with the Offer before the date of this Announcement or as otherwise publicly announced to a Regulatory Information Service by or on behalf of Highbury before the date of this Announcement, no member of the Wider Highbury Group having since 30 June 2004:

(i) issued or agreed to issue or authorised the issue of additional shares of any class, or securities convertible into, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities save as between Highbury and wholly-owned subsidiaries of Highbury prior to the date of this Announcement or upon the exercise of rights to subscribe for Highbury Shares pursuant to options granted under the Highbury Share Option Schemes prior to the date of this Announcement;

(ii) recommended, declared, paid or made any bonus, dividend or other distribution, whether payable in cash or otherwise, other than a distribution by any wholly-owned subsidiary of Highbury;

(iii) save as between Highbury and wholly-owned subsidiaries of Highbury, implemented or authorised any merger or demerger or (other than in the ordinary course of business) acquired or disposed of or transferred, mortgaged or charged, or created any other security interest over, any asset or any right, title or interest in any asset save to the extent that the same is immaterial in the context of the Wider Highbury Group as a whole;

(iv) implemented or authorised any reconstruction, amalgamation, scheme or other transaction or arrangement (other than in the ordinary course of business or save as between Highbury and wholly-owned subsidiaries of Highbury);

(v) purchased, redeemed or repaid any of its own shares or other securities or reduced or (save for the matters referred to in subparagraph (i) of this condition) made or authorised any other change in its share capital;

(vi) made or authorised any change in its loan capital or issued or authorised the issue of any debentures or (other than in the ordinary course of business and save as between Highbury and wholly-owned subsidiaries of Highbury) incurred or increased any indebtedness or contingent liability to an extent that, in the case of such indebtedness or liability, is material in the context of the Wider Highbury Group taken as a whole;

(vii) entered into, varied or terminated, or authorised the entry into, variation or termination of, any contract, commitment or arrangement (whether in respect of capital expenditure or otherwise) which is outside the ordinary course of business or which is of a long term, onerous or unusual nature or magnitude or which involves or could involve an obligation of a nature or magnitude and which in each case is or would be material in the context of the Wider Highbury Group taken as a whole;

(viii) entered into any contract, commitment or arrangement which would be materially restrictive on the business of any member of the Wider Highbury Group (other than to a nature and extent which is normal in the context of the business concerned);

(ix) been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business;

(x) (other than in respect of a member which is dormant and was solvent at the relevant time) taken any corporate action or had any legal proceedings started or threatened against it for its winding-up (voluntary or otherwise), dissolution or reorganisation (or for any analogous proceedings or steps in any jurisdiction) or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer (or for the appointment of any analogous person in any jurisdiction) of all or any material part of its assets and revenues;

(xi) waived, compromised or settled any claim which is material in the context of the Wider Highbury Group taken as a whole;

(xii) save in respect of normal annual salary increases in accordance with past remuneration policies and in the ordinary course, entered into or varied the terms of any service agreement or arrangement with any director or senior executive of Highbury;

(xiii) made or consented to any change to the terms of the trust deeds constituting the pension schemes established for its directors and/or employees and/or their dependants or to the benefits which accrue, or to the pensions which are payable thereunder, or to the basis on which qualification for or accrual or entitlement to such benefits or pensions are calculated or determined, or to the basis upon which the liabilities (including pensions) of such pension schemes are funded or made, or agreed or consented to, any change to the trustees; or

(xiv) entered into any contract, commitment or arrangement or passed any resolution or made any offer (which remains open for acceptance) with respect to, or proposed or announced any intention to effect or propose, any of the transactions, matters or events referred to in this condition;

(i) since 31 December 2003 (except as disclosed in the Annual Report or the interim financial statements of Highbury for the six months ended 30 June 2004 or as fairly disclosed to Future or its advisers by or on behalf of Highbury in connection with the Offer before the date of this Announcement or as publicly announced to a Regulatory Information Service by or on behalf of Highbury before the date of this Announcement):

(i) no material adverse change having occurred in the business, assets, financial or trading position or profits or prospects of any member of the Wider Highbury Group in any case which is material in the context of the Wider Highbury Group taken as a whole;

(ii) no litigation, arbitration proceedings, prosecution or other legal proceedings having been threatened, announced, instituted or remaining outstanding by, against or in respect of any member of the Wider Highbury Group or to which any member of the Wider Highbury Group is a party (whether as plaintiff or defendant or otherwise) and no investigation by any Relevant Authority against or in respect of any member of the Wider Highbury Group having been threatened, announced, instituted or remaining outstanding by, against or in respect of any member of the Wider Highbury Group which in any such case would or might reasonably be expected to adversely affect any member of the Wider Highbury Group to an extent which in any such case is material in the context of the Wider Highbury Group taken as a whole; and

(iii) no contingent or other liability having arisen which would or might reasonably be expected to adversely affect the Wider Highbury Group to an extent which in any case is material in the context of the Wider Highbury Group taken as a whole;

(j) save as fairly disclosed to Future or its advisers by or on behalf of Highbury before the date of this Announcement, Future not having discovered that:

(i) any financial, business or other information concerning the Wider Highbury Group publicly disclosed at any time by any member of the Wider Highbury Group (other than to the extent corrected by way of public announcement by or on behalf of Highbury to a Regulatory Information Service before the date of this Announcement) is materially misleading, contains a material misrepresentation of fact or omits to state a material fact necessary to make the information contained therein not misleading;

(ii) any member of the Wider Highbury Group is subject to any liability, contingent or otherwise, which is not disclosed in the Annual Report or the interim financial statements of Highbury for the six months ended 30 June 2004 and which is material in the context of the Wider Highbury Group taken as a whole;

(iii) any past or present member of the Wider Highbury Group has failed to comply with any applicable legislation or regulations of any jurisdiction or any notice or requirement of any Relevant Authority with regard to the storage, disposal, discharge, spillage, release, leak or emission of any waste or hazardous or harmful substance or any substance likely to impair the environment or harm human or animal health or otherwise relating to environmental matters or that there has otherwise been any such storage, disposal, discharge, spillage, release, leak or emission (whether or not the same constituted non-compliance by any person with any such legislation or regulation, and whenever the same may have taken place), any of which non-compliance would be likely to give rise to any liability (whether actual or contingent) or cost on the part of any member of the Wider Highbury Group which would be material in the context of the Wider Highbury Group taken as a whole; or

(iv) there is or is reasonably expected to be any obligation or liability (whether actual or contingent) to make good, repair, re-instate or clean up any property now or previously owned, occupied, operated or made use of or controlled by any past or present member of the Wider Highbury Group under any environmental legislation, regulation, notice, circular or order of any Relevant Authority in any jurisdiction which in any such case would be material in the context of the Wider Highbury Group taken as a whole.

Future reserves the right to waive all or any of conditions (d) to (j) inclusive, in whole or in part. The Offer will lapse unless all the above conditions are fulfilled or (if capable of waiver) waived or, where appropriate, determined by Future to have been or remain satisfied by midnight on the day which is 21 days after the later of the First Closing Date and the date on which the Offer becomes or is declared unconditional as to acceptances (or such later date as Future may, with the consent of the Panel, decide). Future shall be under no obligation to waive or treat as fulfilled any of conditions (d) to (j) inclusive by a date earlier than the date specified above for the fulfillment thereof notwithstanding that the other conditions of the Offer may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of such conditions may not be capable of fulfillment.

If Future is required by the Panel to make an offer for any Highbury Shares under Rule 9 of the Code, Future may make such alterations to the above conditions as are necessary to comply with that Rule.

The Offer will lapse (unless the Panel otherwise consents) if, before the First Closing Date or the date when the Offer becomes unconditional as to acceptances (whichever is the later), the acquisition of Highbury is referred to the Competition Commission.

If the Offer lapses, the Offer will cease to be capable of further acceptance and Highbury Shareholders accepting the Offer and Future will cease to be bound by acceptances submitted at or before the time the Offer so lapses.

PART 2

CERTAIN FURTHER TERMS OF THE OFFER

The Highbury Shares will be acquired by Future free from all liens, charges, encumbrances, rights of pre-emption and any other third party rights of any nature whatsoever and together with all rights attaching thereto including the right to receive in full all dividends and other distributions declared, paid or made after the date of this Announcement.

Unless otherwise determined by Future and except to the extent permitted by applicable laws, the Offer will not be made, directly or indirectly, in or into Australia, Canada or Japan and the Offer will not be capable of acceptance from or within these jurisdictions. Accordingly, copies of this Announcement are not being, and must not be directly or indirectly, mailed or otherwise forwarded, distributed or sent, in whole or part, in, into or from Australia, Canada or Japan and persons receiving this Announcement (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send it in, into or from Australia, Canada or Japan, if to do so would violate applicable laws in such jurisdiction.

The New Future Shares have not been, and will not be, registered under the US Securities Act or under the securities laws of any state of the United States; have not been, and will not be, qualified for sale or resale under the securities laws of any province or territory of Canada; and no prospectus in relation to them has been, or will be, lodged with, or registered by, the Australian Securities and Investments Commission or the Japanese Ministry of Finance. Accordingly, the New Future Shares are not being and will not be offered, sold, resold or delivered, directly or indirectly, in or into Australia, Canada or Japan or any other jurisdiction or to or for the account or benefit of any residents of Australia, Canada or Japan if to do so would constitute a violation of the relevant laws of, or require registration thereof in, the relevant jurisdiction.

The provisions referred to in the previous two paragraphs may be waived or varied by Future in its sole discretion as regards specific Highbury Shareholders or generally.

APPENDIX II

SOURCES AND BASES

In this Announcement:

(i) unless otherwise stated in this Announcement, financial information relating to Highbury has been extracted from the annual report and accounts of Highbury for the year ended 31 December 2003 and the interim report and accounts of Highbury for the six months ended 30 June, 2004;

(ii) unless otherwise stated in this Announcement, financial information relating to Future has been extracted from the annual report and accounts of Future for the year ended 31 December 2003 and for the nine-month period ended 30 September 2004;

(iii) the value of the issued share capital of Highbury at the Offer price of 10.0 pence per Highbury Share is calculated based upon 316,177,473 Highbury Shares in issue on 26 January 2005 (according to the records of Highbury);

(iv) the market capitalisation of Future is based on a total of 325,375,703 Future Shares in issue on 11 February 2005 (according to the records of Future) and the Closing Price for Future Shares on 11 February 2005 of 83.25 pence;

(v) the number of New Future Shares to be issued in respect of full acceptance of the Offer is calculated based upon the number of Highbury Shares in issue (as described in (iii) above) and assuming no Highbury Shares are allotted or issued pursuant to the exercise of Highbury Share Options and assuming that no elections are made for the Partial Cash Alternative;

(vi) references to retail sales value are based on revenues from ABC-audited titles in respect of the year ended 31 December 2003; and

(vii) the pro forma borrowings of the Enlarged Group referred to in this Announcement, include, *inter alia,* net debt of Highbury, an assumed level of working capital, advisory fees and estimated cash costs of achieving synergies, but before the proceeds from the disposals of BCom and the former Highbury head office.

APPENDIX III

DEFINITIONS

The following definitions apply throughout this Announcement, unless the context requires otherwise:

"ABC"	Audit Bureau of Circulations;
"Acquisition"	the proposed acquisition of all of the issued or to be issued ordinary share capital of Highbury by Future by means of the Offer;
"Act" or "Companies Act"	the Companies Act 1985 (as amended);
"Admission"	admission of the New Future Shares to the Official List and to trading on the London Stock Exchange's market for listed securities becoming effective in accordance with the Listing Rules and the Admission and Disclosure Standards respectively;
"Admission and Disclosure Standards"	the rules issued by the London Stock Exchange in relation to the admission to trading of, and confirming requirements for, securities admitted to the London Stock Exchange's market for listed securities;
"Annual Report"	the annual report and accounts of Highbury for the year ended 31 December 2003;
"BCom" or "Highbury Business"	Highbury's business publishing operations, the proposed sale of which was announced by Highbury on 9 February 2005;
"Circular"	the circular to be sent to Future Shareholders convening an Extraordinary General Meeting to approve, inter alia, the Acquisition;
"Close Brothers"	Close Brothers Corporate Finance Limited;
"Closing Price"	the closing middle market quotation of a Highbury Share or Future Share (as applicable) for the day to which such price relates, as derived from the Daily Official List of the London Stock Exchange for that day;
"Code" or "City Code"	the City Code on Takeovers and Mergers;
"Dealing Day"	a day on which the London Stock Exchange is open for business in the trading of securities admitted to the Official List;
"Enlarged Group"	Future and its subsidiaries and subsidiary undertakings as enlarged by the Acquisition;
"Enlarged Share Capital"	the issued share capital of Future as enlarged by the issue of the New Future Shares;
"Extraordinary General Meeting" or "EGM"	the extraordinary general meeting of Future to be held to approve, *inter alia*, the Acquisition, notice of which will be contained in the Circular;

"First Closing Date"	the first closing date for the Offer, expected to fall 21 days after the date on which the Offer Document is posted;
"Form of Acceptance"	the form of acceptance and election for use in connection with the Offer that will accompany the Offer Document;
"Future" or "Company"	Future plc;
"Future Directors"	the directors of Future;
"Future Group"	Future, its subsidiaries and its subsidiary undertakings (prior to the Offer becoming or being declared unconditional in all respects);
"Future Shareholders"	holders of Future Shares;
"Future Shares" or "Ordinary Shares"	ordinary shares of 1 penny each in the capital of Future;
"Highbury"	Highbury House Communications plc;
"Highbury Directors"	the directors of Highbury;
"Highbury Group"	Highbury, its subsidiaries and its subsidiary undertakings (prior to the Offer becoming or being declared unconditional in all respects);
"Highbury Local"	Highbury Local Publications, which is a London focused publisher of local lifestyle magazines;
"Highbury Shareholders"	holders of Highbury Shares;
"Highbury Share Options"	options held under the Highbury Share Option Schemes;
"Highbury Share Option Schemes"	the Highbury Sharesave Scheme, the Highbury 2000 Approved Executive Share Option Scheme and Highbury 2000 Non-Approved Executive Share Option Scheme;
"Highbury Shares"	the existing unconditionally allotted or issued and fully paid ordinary shares of 5 pence each in the capital of Highbury and any further such shares which are unconditionally allotted or issued and fully paid (or credited as fully paid) after the date hereof and before the Offer closes (or before such earlier date, as Future may, subject to the City Code, decide in accordance with the terms and conditions of the Offer), including such shares which are unconditionally allotted or issued or granted or subscribed for upon the exercise of any options granted under the Highbury Share Option Schemes;
"Listing Particulars"	the document comprising Listing Particulars to be issued in relation to the New Future Shares for which application for Admission will be made;
"Listing Rules"	the rules and regulations made by the UK Listing Authority;
"London Stock Exchange"	London Stock Exchange plc;
"Morgan Stanley"	Morgan Stanley & Co. Limited;
"New Future Shares"	the new Future Shares proposed to be issued by Future (credited as fully paid) to Highbury Shareholders pursuant to the Offer;

"Offer"	the recommended share offer (with a Partial Cash Alternative) to be made by Morgan Stanley on behalf of Future (or by Future in the United States), to acquire the entire issued and to be issued share capital of Highbury, on the terms and subject to the conditions set out in this Announcement and the terms to be set out in the Offer Document and the Form of Acceptance and (where the context permits) any subsequent revision, variation, extension or renewal thereof;
"Offer Document"	the document to be sent to Highbury Shareholders containing the full terms and conditions of the Offer;
"Offer period"	shall have the meaning ascribed to it in the Code;
"Official List"	the Official List of the UK Listing Authority;
"Overseas Shareholders"	Highbury Shareholders resident in, or nationals or citizens of, jurisdictions outside the UK or who are nominees of, or custodians, trustees or guardians for, citizens or nationals of such other jurisdictions;
"Panel"	the Panel on Takeover and Mergers;
"Partial Cash Alternative"	the partial cash alternative under the Offer pursuant to which Highbury Shareholders may elect to receive cash on the basis set out in this Announcement in lieu of all or part of the share consideration which they would otherwise receive under the Offer;
"Regulatory Information Service"	any of the services from time to time set out in Schedule 12 to the Listing Rules;
"UBS Investment Bank"	UBS Limited;
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland;
"UK Listing Authority" or "UKLA"	the Financial Services Authority acting in its capacity as competent authority for the purpose of Part VI of the Financial Services and Markets Act 2000 and in the exercise of its function in respect of the admission to the Official List otherwise than in accordance with Part VI of the Financial Services and Markets Act 2000;
"United States" or "US"	the United States of America, its territories and possessions, any state of the United States and the District of Columbia;
"US Securities Act"	the United States Securities Act of 1933, as amended from time to time;
"Wider Future Group"	Future and its subsidiary undertakings, associated undertakings and any other undertaking in which Highbury and/or such undertakings (aggregating their interests) have a substantial interest;
"Wider Highbury Group"	Highbury and its subsidiary undertakings, associated undertakings and any other undertaking in which Future and/or such undertakings (aggregating their interests) have a substantial interest.

All references to legislation in this document are to English legislation unless the contrary is indicated. All references to time in this document are to London time unless the contrary is indicated.

Any reference to any provision of any legislation shall include any amendment, modification, re-enactment or extension thereof.

Words importing the singular shall include the plural and vice versa, and words importing the masculine gender shall include the feminine or neutral gender

"Subsidiary undertaking", "associated undertaking" and "undertaking" have the meanings given by the Companies Act (but for these purposes ignoring paragraph 20(1)(b) of Schedule 4A to the Companies Act) and "substantial interest" means a direct or indirect interest in 20 per cent or more of the equity capital of an undertaking.

END

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Signature)

MARK MILLAR COMPANY SECRETARY

(Name and Title)

February 15, 2005

(Date)